Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Boise Cascade Company:

We consent to the incorporation by reference in the registration statement on this Form S-8 of Boise Cascade Company of our report dated November 15, 2012, except as to Note 18, which is as of February 4, 2013, with respect to the consolidated balance sheets of Boise Cascade Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), stockholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the Boise Cascade Company Prospectus filed February 7, 2013 pursuant to Rule 424(b)(1) of the Securities Act of 1933.

/s/ KPMG LLP

Boise, Idaho

February 22, 2013